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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                                 IEH CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                         (Title of Class of Securities)

                                   456092 10 5
                                 (CUSIP Number)

                                  Gerard Deiss
                          16 Rue De La Mare Chantreuil
                                    F-78.490
                                Mere Par Montfort
                                L'Amaury, France
                                  1.34.86.13.32
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                  June 23, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of "240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 456092 10 5             SCHEDULE 13D
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Gerard Deiss
                  N/A
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                        (a)     [ ]
                                                                   (b)     [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         France
--------------------------------------------------------------------------------
 NUMBER OF           7   SOLE VOTING POWER
  SHARES                     None
BENEFICIALLY     ---------------------------------------------------------------
 OWNED BY            8   SHARED VOTING POWER
   EACH                      None
 REPORTING       ---------------------------------------------------------------
PERSON WITH          9   SOLE DISPOSITIVE POWER
                             None
                 ---------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                             None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  None
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN
--------------------------------------------------------------------------------



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        Gerard Deiss hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on January 25, 1988, as amended by Amendment No. 1 filed with the SEC on September 28, 1988, Amendment No. 2 filed with SEC on January 18, 1989, Amendment No. 3 filed with the SEC on July 12, 1989, Amendment No. 4 filed with the SEC on December 14, 1989, Amendment No. 5 filed with the SEC on December 11, 1990, and as further amended by Amendment No. 6 filed with the SEC on March 16, 2001 (the "Schedule") as follows:

        This Schedule relates to the common stock, par value $.50 per share ("Common Stock"), of IEH Corporation, a New York corporation (the "Company").

"Item 5.  Interest in Securities of the Issuer.

        Item 5 of the Schedule is hereby amended by adding the following text:


            On June 23, 2001, all of the 547,000 shares of Common Stock owned by Mr. Deiss were sold by him to Michael Offerman in a private transaction at a per share price of $.15 or an aggregate of $82,050. Accordingly, Mr. Deiss ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Company on such date. See Item 7."


"Item 7.  Material to be filed as Exhibits.

        Item 7 of the Schedule is hereby amended by adding the following text:

            (a) Stock Purchase Agreement, dated May 29, 2001, by and between Gerard Deiss and Michael Offerman."




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Signature.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2001



                                                      /s/ Gerard Deiss
                                                  -----------------------------
                                                          Gerard Deiss








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